3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

May 31, 2018

Filing Desk

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Lisa Larkin

Re:	Managed Duration Investment Grade Municipal Fund

File No. 811-21359

Dear Ms. Larkin:

This letter addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) to the preliminary copy of the notice of meeting, proxy statement, and form of proxy card filed via EDGAR on May 15, 2018 (the “Preliminary Materials”) to be furnished to shareholders of the Managed Duration Investment Grade Municipal Fund (the “Fund”) in connection with a special meeting of shareholders of the Fund to be held on July 12, 2018 (the “Meeting”).

The Meeting is being called in order to ask shareholders of the Fund to consider a proposal (the “Proposal”) to liquidate and dissolve the Fund (the “Liquidation”) pursuant to the Plan of Liquidation and Dissolution.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosures in the Preliminary Materials. We set forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments.

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1)

In response to the first question of the Questions and Answers section, please revise the voting requirements to be consistent with the definition of “a vote of a majority of the outstanding shares” in section 2(a)(42) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The proxy has been revised to reflect the Staff’s comment.

Philadelphia	Boston	Washington, D.C.	Los Angeles	New York	Pittsburgh

Detroit	Berwyn	Harrisburg	Orange County	Princeton	Silicon Valley	Wilmington

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2)

In the response to the fifth question of the Questions and Answers section, please provide additional context with respect to why the Liquidation is being proposed including recent communications with certain shareholders.

Response: The proxy has been revised to reflect the Staff’s comment.

3)	In the response to the fifth question of the Questions and Answers section and, if the context requires, throughout the proxy, please provide additional clarification for the term “activist investor.”

Response: The proxy has been revised to reflect the Staff’s comment.

4)

In the Background section, please revise the eighth sentence of the first paragraph to include the Board’s view on the potential consequences of continued or increasing ownership of activist investors for the Fund.

Response: The proxy has been revised to reflect the Staff’s comment.

5)

In the Background section, under the sub-bullet point titled “Small Asset Size of the Fund/Current Shareholder Base,” please elaborate those activist investor activities to which the Fund is vulnerable and remove the duplicative sentence at the end of the paragraph.

Response: The proxy has been revised to address the Staff’s comment.

6)

In the Background section, under the sub-bullet point titled “Merger into an Open-End Fund,” please clarify the statement regarding the likelihood of a substantial redemption to state that a substantial number of the Fund’s “shares” would likely be redeemed rather than a substantial number of shareholders.

Response: The proxy has been revised to address the Staff’s comment.

7)	In the Background section, under the sub-bullet point titled “Conversion to an Open-End Fund,” please clarify statements regarding distribution/ servicing fees or 12b-1 fees.

Response: The proxy has been revised to address the Staff’s comment.

8)	Please confirm the following:

a)	The Fund will remain current on all filing obligations.

b)	The Fund will decide on the collectability of all receivables and include in its liquidation costs any receivables that it believes are not collectible.

c)	Whether FASB Accounting Standards Codification Topic 450 and Financial Accounting Standards Board Statement of Financial Accounting Standards No. 5 will be used in accounting for the Liquidation.

Response: Confirmed.

9)	Please provide the Fund’s estimate of liquidation costs, if known.

Response: The Fund estimates that the cost of liquidation will be approximately $75,000.

10)	Disclose information required by Item 23 of Schedule 14A with respect to the delivery of documents to shareholders sharing an address, if applicable.

Response: The proxy has been revised to address the Staff’s comment and now discloses the following:

To reduce expenses, only one copy of the proxy materials will be mailed to those addresses shared by two or more accounts. If you wish to revoke this arrangement and receive individual copies, you may do so at any time by writing to the address or calling the phone number set forth above. The Fund will begin sending you individual copies promptly after receiving your request.

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Please direct any questions concerning this letter to the undersigned at 215.981.4659 or, in my absence, to John M. Ford, Esq. at 215.981.4009.

Very truly yours,

/s/ John P. Falco
John P. Falco

cc:	Clifford D. Corso, President of Managed Duration Investment Grade Municipal Fund Joseph V. Del Raso, Esq.